SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re IGLD's Subsidiary 012 Smile.Communications Has Applied to the Israeli Ministry of Communications to Enter the Mobile Market in Israel by Providing Various Mobile and Cellular Solutions dated March 20, 2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold
IGLD's Subsidiary 012 Smile.Communications Has Applied to the Israeli Ministry of Communications to Enter the Mobile Market in Israel by Providing Various Mobile and Cellular Solutions

Thursday March 20, 4:30 am ET

PETACH TIKVA, Israel, March 20 /PRNewswire-FirstCall/ -- Internet Gold - Golden Lines ltd (NASDAQ Global Market and TASE: IGLD) announced today that its subsidiary 012 Smile.Communications Ltd. (NASDAQ Global Market and TASE: SMLC) reported that following the public disclosure of the recommendations of the Gronau Committee to the Minister of Communications, it has applied to the Minister of Communications to extend its current licenses and/or to receive additional ones for the following services:

    - Cellular services as an MVNO (mobile virtual network operator)

    - Mobile communication services through WiMax and WiFi technology

    - IP based mobile communication services (Cellular VoB)

    - ISP services over GSM

012 Smile.Communications believes that such requests to the Minister of Communications is in accordance with the recommendations of the Gronau Committee with respect to encouraging competition in the mobile segment.

012 Smile.Communications noted that currently there are no similar issued licenses or a legal mechanism to obtain such licenses and that the Minister of Communications may not accept any or all of the recommendations of the Gronau Committee and may view such recommendations in a different manner from the approach taken by it in its application.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209

    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 20, 2008